EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
PROVIDES A FURTHER UPDATE ON THE IMPACT OF ALBERTA FOREST FIRES
CALGARY, ALBERTA – MAY 31, 2011 – FOR IMMEDIATE RELEASE

Forest fires continue to burn in North Central Alberta and in the oil sands region near Fort McMurray, which are impacting Canadian Natural Resources Limited’s (“Canadian Natural” or the “Company”) operations and current production. None of the events have resulted in any injuries to Canadian Natural’s employees or its contractors’ employees.

Forest fires near the Company’s Horizon Oil Sands (“Horizon”) site have resulted in the evacuation of workers from the site since May 16, 2011.  The Company’s fire fighting personnel on site continue to monitor the fires and are taking steps to minimize the potential impact of the forest fires on the Horizon facilities and its operations. All facilities remain undamaged and are not in danger as a result of the forest fires, however smoke levels are very high and workers will not be able to mobilize to site until air quality levels improve.

Currently the Company targets to mobilize workers back to site on June 4, 2011. As a result, the Company has lost approximately three weeks of productive time to rebuild and repair collateral damage relating to the Primary Upgrader fire which occurred on January 6, 2011. During this time the Company has continued to receive the majority of the equipment required for the repair of the final set of Coke Drums 1A and 1B.

Given delays caused by the forest fires, the Company has taken the opportunity to revise the original execution plan and will now target commissioning of all four coke drums at the same time. This revised execution plan will ease start-up and commissioning, minimize safety risks and ensure cost control. This revised execution plan will also accelerate the completion of Coke Drums 1A and 1B resulting in the return to full production capacity rates earlier than the original execution plan that has now been impacted by the neighboring forest fires. The entire facility is targeted to be turned over to operations for commissioning the first week of August, 2011. Commissioning time is expected to take between 2 and 3 weeks with ramp up to full production shortly thereafter. No change to total year production guidance occurs as a result of the change in the execution plan.

The estimated fire repair/rebuild costs, including associated damage, remain at $350 million to $450 million. The Company maintains an insurance program which it expects to adequately cover the cost of the repair/rebuild, as well as, maintaining business interruption insurance to alleviate a portion of ongoing operating costs thereby reducing the financial impacts of the incident.

Production from Canadian Natural’s Pelican Lake Field, which was producing approximately 40,000 barrels of oil per day was shut-in for approximately 5 days as tank capacity became full while the Rainbow pipeline system was not operating due to the forest fires. The Rainbow pipeline is now operational and production from Canadian Natural’s Pelican Lake Field began production ramp up on May 24, 2011 and is targeted to reach the pre-forest fire production rates in the next few days. No facilities were damaged.

This document contains forward-looking statements under applicable securities laws, including, in particular, statements about Canadian Natural’s plans, strategies and prospects, estimates of repair work required, ability to recover insurance proceeds, expected timing of resumption of production, anticipated production volumes and corporate missed cash flow. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. Please refer to the Company’s Interim Report or Annual Information Form for a full description of these risks and impacts.

In the Slave Lake area of North Central Alberta, properties producing a daily average of approximately 3,100 barrels of oil and 8 million cubic feet of natural gas have resumed approximately 60% of production capacity rates with the remaining to be brought on as the electric power infrastructure is confirmed safe and capable of load. No facilities were damaged.

The Company will continue to monitor the extent of the forest fires and will take other proactive measures as necessary to protect its employees, its contractors’ employees and its assets.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: (403) 514-7777 Facsimile: (403) 514-7888 Email: ir@cnrl.com Website: www.cnrl.com Trading Symbol - CNQ Toronto Stock Exchange New York Stock Exchange	JOHN G. LANGILLE Vice-Chairman STEVE W. LAUT President COREY B. BIEBER Vice-President, Finance & Investor Relations

2	Canadian Natural Resources Limited